UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation 401(k) Savings Plan

Index

December 31, 2010 and 2009

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, there was a transfer of participant account balances caused by the separation of First American Financial Corporation from its prior parent.

As described in Note 2 to the financial statements, during the year ended December 31, 2010, the Plan adopted a new accounting standard with respect to the classification and measurement of participant loans.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orange County, California

June 29, 2011

First American Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value	$800,325,820	$980,830,981

Receivables
Dividends	298,363	1,423,378
Participant contributions	—	32,116
Employer contributions	12,086,057	24,193,875
Notes receivable from participants	19,225,869	25,413,544
Due for securities sold	23,298	46,798

Total receivables	31,633,587	51,109,711

Total assets	831,959,407	1,031,940,692

Liabilities
Corrective distributions payable	337,395	1,163,405

Total liabilities	337,395	1,163,405

Net assets available for benefits	$831,622,012	$1,030,777,287

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions
Net appreciation in fair value of investments	$58,900,466	$157,757,754
Dividend income	10,663,153	16,589,882

Total investment income	69,563,619	174,347,636

Interest income on notes receivable from participants	1,097,518	1,679,377

Contributions
Participants	46,118,215	66,612,500
Employer	12,300,841	24,193,875

Total contributions	58,419,056	90,806,375

Total additions	129,080,193	266,833,388

Deductions
Benefits paid to participants	(95,614,657)	(105,359,041)
Corrective distributions	(337,395)	(1,163,405)
Administrative expenses	(511,555)	(634,485)

Total deductions	(96,463,607)	(107,156,931)

Increase in net assets before transfer	32,616,586	159,676,457
Transfer of net assets to CoreLogic Plan (Note 1)	(231,771,861)	—

(Decrease) increase in net assets	(199,155,275)	159,676,457
Net assets available for benefits
Beginning of year	1,030,777,287	871,100,830

End of year	$831,622,012	$1,030,777,287

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

On June 1, 2010, First American Financial Corporation (the “Company”) became an independent publicly traded company following the separation of the Company from its prior parent, The First American Corporation (“TFAC”) pursuant to a dividend distribution of the Company’s common stock to the shareholders of TFAC (the “separation”). Following the separation, the Company owns TFAC’s financial services businesses and has its common stock listed on the New York Stock Exchange under the “FAF” ticker symbol. TFAC changed its name to CoreLogic, Inc. and continues to hold its information solutions businesses. In connection with the separation, the Company adopted TFAC’s 401(k) Savings Plan, which is now the First American Financial Corporation 401(k) Savings Plan (the “Plan”).

Except as otherwise indicated or unless the context otherwise requires, hereinafter the “Company” refers to First American Financial Corporation for periods following the separation and TFAC for periods prior to the separation, and the “Plan” refers to the First American Financial Corporation 401(k) Savings Plan for periods following the separation and TFAC’s 401(k) Savings Plan for periods prior to the separation.

Transfer to CoreLogic Plan

In February 2010 employees of CoreLogic, Inc. who had previously participated in TFAC’s 401(k) Savings Plan had their account balances transferred to newly created participant accounts in the CoreLogic, Inc. 401(k) Savings Plan such that: (i) the sum of the participant account balances in the CoreLogic, Inc. 401(k) Savings Plan immediately after the transfer equaled the CoreLogic, Inc. 401(k) Savings Plan participant account balances in the TFAC 401(k) Savings Plan immediately prior to the transfer; and (ii) the account balances of the participants who remained in the Plan did not change as a result of the transfer. At the transfer date, the total fair value of accounts transferred was $231,771,861. Included in the transfer were investments of $217,862,507, participant loans of $6,436,187, employer contributions of $7,938,603, offset by corrective distributions payable of $465,436.

General

The Plan is a defined contribution profit sharing plan covering employees of the Company and of adopting subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan on their first day of employment. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s trustee and recordkeeper of the Plan is Fidelity Management Trust Company. It delegates certain designated recordkeeping services to Fidelity Investments Institutional Operations Company, Inc.

Contributions

Participants classified as non-highly compensated, as defined by the Plan, may contribute from 1% to 60% of pretax annual compensation or Roth deferrals. Participants classified as highly compensated, as defined by the Plan, may contribute from 1% to 15% of pretax annual compensation or Roth deferrals. Contributions are subject to certain limitations.

Discretionary matching contribution amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and have historically been based on the pretax profitability of the Company for the year. For the years ended December 31, 2010 and 2009, the Company’s Board of Directors approved discretionary matching contributions of $12,086,057 and $24,193,875, respectively, which were allocated to participant accounts in the first quarters of 2011 and 2010. The 2010 and 2009 matching contributions were paid in the form of a cash contribution and invested based on each eligible participant’s investment elections under the Plan. The Company’s 2010 match was calculated based upon $.75 for every $1.00 contributed into the Plan in 2010, up to three percent of eligible pay. The Company’s 2009 match was calculated based upon $1.00 for every $1.00 contributed into the Plan in 2009, up to three percent of eligible pay. The Company may also make profit sharing contributions to the Plan, but did not do so for the years ended December 31, 2010 and 2009. References to Company contributions refer to both matching and profit sharing contributions.

Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts into the Plan.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2010 and 2009

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in stock of the Company, up to certain limits as described by the Plan. Participants may change their investment options at any time.

An account is maintained for each participant in the Plan. Each participant account is adjusted to reflect a participant’s own contributions, any Company contributions, investment earnings or losses, and expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account since all participant accounts are 100% vested.

Vesting

Participants are immediately vested in their own contributions and any Company contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in a lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Subject to certain restrictions as described in the Plan, participants may also withdraw from their account balances in the event of a financial hardship.

Notes Receivable from Participants (Participant Loans)

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Company’s administrative benefits plan committee. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding note balance the participant may have had outstanding during the one-year period preceding the day on which the new note from the Plan would be made. Notes are subject to an initiation fee and other expenses incurred in connection with the note.

Note terms are determined based on the provisions established by the Company’s administrative benefits plan committee. Notes are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the note is made, as determined by the Company’s administrative benefits plan committee. Notes are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Company’s administrative benefits plan committee if payroll deduction is not sufficient or available. A participant may fully repay a note at any time without penalty, however partial prepayments are not permitted.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements, for discussion of fair value measurements.

Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2010 and 2009

Notes Receivable from Participants (Participant Loans)

Notes from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued updated guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between Level 1 and Level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009; however, the requirement to provide purchases, sales, issuances and settlements in the Level 3 roll forward on a gross basis is effective for fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued updated guidance that clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. The updated guidance requires loans to participants be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The updated guidance is effective for fiscal years ending after December 15, 2010, and should be applied retrospectively to all prior periods presented. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Pending Accounting Pronouncements

In May 2011, the FASB issued updated guidance that is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Except for the disclosure requirements, management does not expect the adoption of this standard to have a material impact on the Plan’s financial statements.

Reclassification

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

3. Fair Value Measurements

The Plan classifies the fair value of Plan assets using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Plan (observable inputs) and the Plan’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2010 and 2009

investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and common stock, are generally classified within Level 1 of the fair value hierarchy. The fair values of the common stock investments are valued based on closing quoted market prices in active markets. The fair values of the mutual fund investments and commingled pool investment are valued at the net asset value of shares held by the Plan at year end. The Fidelity U.S. Equity Index Pool is a commingled pool investment which is classified within Level 2 of the fair value hierarchy, and is redeemable and trades settle daily, and has no other trading restrictions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2010 and 2009

The following table presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010 and 2009, classified using the fair value hierarchy:

	000000000000	000000000000	000000000000	000000000000
	Level 1	Level 2	Level 3	Total
December 31, 2010
Mutual funds
Money Market	$94,384,272	$—	$—	$94,384,272
Bonds	71,394,817	—	—	71,394,817
Balanced	57,191,645	—	—	57,191,645
Target Date	62,167,025	—	—	62,167,025
Large Cap	113,058,883	—	—	113,058,883
Mid Cap	44,411,071	—	—	44,411,071
Small Cap	93,051,875	—	—	93,051,875
International	72,782,747	—	—	72,782,747
Commingled pool	—	28,382,183	—	28,382,183
Common stock
First American Financial Corporation	74,227,670	—	—	74,227,670
CoreLogic, Inc.	88,636,795	—	—	88,636,795
Other common stock	636,837	—	—	636,837

Total assets at fair value	$771,943,637	$28,382,183	$—	$800,325,820

	Level 1	Level 2	Level 3	Total
December 31, 2009
Mutual funds
Money Market	$124,567,734	$—	$—	$124,567,734
Bonds	88,301,024	—	—	88,301,024
Balanced	68,826,462	—	—	68,826,462
Target Date	65,787,686	—	—	65,787,686
Large Cap	134,593,067	—	—	134,593,067
Mid Cap	51,476,249	—	—	51,476,249
Small Cap	100,979,876	—	—	100,979,876
International	93,325,607	—	—	93,325,607
Commingled pool	—	35,751,443	—	35,751,443
Common stock
The First American Corporation	213,729,738	—	—	213,729,738
Other common stock	3,492,095	—	—	3,492,095

Total assets at fair value	$945,079,538	$35,751,443	$—	$980,830,981

4. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2010	2009
Mutual funds
American Funds Growth Fund of America Class R5	$47,065,287	$56,432,304
Davis Funds, NY Venture Fund, Inc. Class Y	$65,542,732	$78,160,763
* Fidelity Balanced Fund	$57,191,645	$68,826,462
* Fidelity Diversified International Fund	$—	$83,382,271
* Fidelity Institutional Money Market Portfolio	$94,384,272	$124,566,663
* Fidelity Low-Priced Stock Fund	$44,411,071	$51,476,249
* Fidelity US Bond Index Fund	$57,593,516	$70,533,076
Harbor International Instl CL	$65,466,695	$—
Lord Abbett Small-Cap Value Fund – Class I	$67,577,028	$74,666,390

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2010 and 2009

	2010	2009
Common stock
CoreLogic, Inc.	$88,636,795	$—
* First American Financial Corporation	$74,227,670	$—
* The First American Corporation	$—	$213,729,738

*	Denotes party-in-interest.

Approximately 9.3% and 21.2% of the Plan’s investments are invested in common stock of the Company at December 31, 2010 and 2009, respectively. At December 31, 2010, 11.1% of the Plan’s investments are invested in common stock of CoreLogic, Inc.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value during the years ended December 31, 2010 and 2009 as follows:

	2010	2009
Mutual funds	$53,647,469	$125,393,407
Commingled pool	3,474,011	5,475,433
First American Financial Corporation common stock	4,265,844	—
The First American Corporation common stock	(1,361,460)	26,927,200
CoreLogic, Inc. common stock	(1,250,760)	—
Other common stock	125,362	(38,286)

	$58,900,466	$157,757,754

Investment Options

Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Plan currently offers twenty-five mutual funds, including asset allocation strategy mutual funds, and a Company common stock fund as investment options for participants.

5. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $147,651 and $144,895 for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Plan held 4,968,385 and 6,455,142 shares of Company stock, respectively, with fair values of $74,227,670 and $213,729,738, respectively. During 2010, the Plan made purchases and sales of Company stock totaling $6,812,571 and $55,187,091, respectively. During 2009, the Plan made purchases and sales of Company stock totaling $7,663,598 and $30,920,437, respectively.

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company (“FMR”). Fidelity Management Trust Company, a related entity to FMR, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2010 and 2009, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment earnings (losses).

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participant accounts shall remain fully vested.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

December 31, 2010 and 2009

8. Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable sections of the Internal Revenue Code (“IRC”) and is, therefore, exempt from federal income taxes. The Plan has been amended and restated as referenced in Note 10 Plan Amendments and was also restated effective January 1, 2008 to reflect legislative and regulatory changes. On January 31, 2008, the Plan applied for a favorable determination letter from the IRS. A response has not yet been received. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Under GAAP, the Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would required recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

9. Inactive Accounts

Net assets available for Plan benefits as of December 31, 2010 and 2009 included approximately $221,844,578 and $235,650,306, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company for which disbursement of their account balances has not yet been requested.

10. Plan Amendments

Effective June 1, 2010, the Plan was amended and restated to primarily change the Plan name to the First American Financial Corporation 401(k) Savings Plan, and to include a provision allowing immediate eligibility and a Roth deferral option.

First American Financial Corporation 401(k) Savings Plan

EIN: 95-1068610 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Davis Funds NY Venture Fund, Inc. Class Y	Registered Investment Company	N/A	$65,542,732
	Vanguard Explorer Fund Admiral Class	Registered Investment Company	N/A	25,474,847
	American Funds Growth Fund of America Class R5	Registered Investment Company	N/A	47,065,287
	Pimco Low Duration Inst CL Fund	Registered Investment Company	N/A	13,801,301
	Lord Abbett Small-Cap Value Fund – Class I	Registered Investment Company	N/A	67,577,028
	Harbor International Instl CL	Registered Investment Company	N/A	65,466,695
	John Hancock Discipline Value	Registered Investment Company	N/A	450,864
*	Spartan International Index Fund	Registered Investment Company	N/A	7,316,051
*	Fidelity Balanced Fund	Registered Investment Company	N/A	57,191,645
*	Fidelity Low-Priced Stock Fund	Registered Investment Company	N/A	44,411,071
*	Fidelity Institutional Money Market Portfolio	Registered Investment Company	N/A	94,384,272
*	Fidelity US Bond Index Fund	Registered Investment Company	N/A	57,593,516
*	Fidelity US Equity Index Pool	Commingled Pool	N/A	28,382,183
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	2,126,309
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	614,480
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	621,498
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	4,543,871
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	10,899,506
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	11,331,423
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	9,938,094
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	7,778,410
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	6,359,566
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	4,859,891
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	2,208,887
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	885,091
*	First American Financial Corporation	4,968,385 shares of Common Stock	N/A	74,227,670
	CoreLogic, Inc.	4,786,004 shares of Common Stock	N/A	88,636,795
	Wells Fargo & Company	20,473 shares of Common Stock	N/A	634,451
	Wells Fargo & Company Stock Purchase Account	Registered Investment Company	N/A	2,386

				800,325,820

	Notes receivable from participants	Maturities through January 2021 with interest from 4.25% to 9.25%	N/A	19,225,869

				$819,551,689

*	Denotes party-in-interest.
**	Cost information may be omitted with respect to participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan

Date: June 29, 2011	By:	/s/ Mark E. Rutherford
Mark E. Rutherford, Chairman of the Administrative Benefits Plan Committee